SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sports Ventures Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G8372A 103

(CUSIP Number)

Alan Kestenbaum

Robert Tilliss

Steven Horowitz

c/o Sports Ventures Acquisition Corp.

9705 Collins Ave 1901N

Bal Harbour, FL 33154

Telephone: 786-650-0074

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 25, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8372A 103

1	Names of Reporting Person. AKICV LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,750,000 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 11,250,000 (1)
	10	Shared Dispositive Power (see Item 5 below) 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,250,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.4%
14	Type of Reporting Person OO

(1)	Includes (i) 5,750,000 Class B ordinary shares, $0.0001 par value, of the Issuer (“Class B Ordinary Shares”), which are automatically convertible into the Issuer’s Class A ordinary shares, $0.0001 par value (“Class A Ordinary Shares” and together with the Class B Ordinary Shares, the “Ordinary Shares”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249392) and (ii) 5,500,000 Class A Ordinary Shares of the Issuer agreed to be acquired pursuant to a Subscription Agreement by and between AKICV LLC (the “Sponsor”) and the Issuer dated January 25, 2022. Each of the Issuer’s officers and directors is, directly or indirectly, a member of the Sponsor.

CUSIP No. G8372A 103

1	Names of Reporting Person. Alan Kestenbaum
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 330,000(1)
	8	Shared Voting Power (see Item 5 below) 5,750,000 (1)
	9	Sole Dispositive Power 330,000(1)
	10	Shared Dispositive Power (see Item 5 below) 11,250,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,580,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 25.1%
14	Type of Reporting Person IN

(1)	Includes (i) 330,000 Class A Ordinary Shares of the Issuer underlying units (each unit consisting of one Class A Ordinary Shares and one third of one warrant to purchase of one Class A Ordinary Share), distributed to Alan Kestenbaum by the Sponsor and were previously acquired by the Sponsor pursuant to a Unit Subscription Agreement by and between the Sponsor and the Issuer, (ii) 5,500,000 Class A Ordinary Shares of the Issuer agreed to be acquired pursuant to a Subscription Agreement by and between the Sponsor and the Issuer dated January 25, 2022, and (iii) 5,750,000 Class B ordinary shares of the Issuer (“Class B Ordinary Shares”), which are automatically convertible into the Issuer’s Class A ordinary shares (“Class A Ordinary Shares” and together with the Class B Ordinary Shares, the “Ordinary Shares”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249392). Each of the Issuer’s officers and directors is, directly or indirectly, a member of the Sponsor. Alan Kestenbaum, the Chairman and Chief Executive Officer the Issuer, and Robert Tilliss, President and Chief Financial Officer and a director of the Issuer, are the managing members of the Sponsor with voting and investment discretion of the securities held by the Sponsor and accordingly may be deemed to have beneficial ownership of securities reported herein. Each of Mr. Kestenbaum and Mr. Tilliss disclaims any ownership of securities held by the Sponsor reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

CUSIP No. G8372A 103

1	Names of Reporting Person. Robert Tilliss
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 5,750,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 11,415,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,415,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.7%
14	Type of Reporting Person IN

(1)	Includes (i) 165,000 Class A Ordinary Shares of the Issuer underlying units (each unit consisting of one Class A Ordinary Shares and one third of one warrant to purchase of one Class A Ordinary Share) distributed by the Sponsor to Robert Tilliss GST Exempt 2020 Trust, a trust pursuant to which Robert Tilliss has a power of substitution enabling him to withdraw the shares from the trust, which were previously acquired by the Sponsor pursuant to a Unit Subscription Agreement by and between the Sponsor and the Issuer, (ii) 5,500,000 Class A Ordinary Shares of the Issuer agreed to be acquired pursuant to a Subscription Agreement by and between the Sponsor and the Issuer dated January 25, 2022 and (iii) 5,750,000 Class B ordinary shares of the Issuer (“Class B Ordinary Shares”), which are automatically convertible into the Issuer’s Class A ordinary shares (“Class A Ordinary Shares” and together with the Class B Ordinary Shares, the “Ordinary Shares”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249392). Each of the Issuer’s officers and directors is, directly or indirectly, a member of the Sponsor. Alan Kestenbaum, the Chairman and Chief Executive Officer the Issuer, and Robert Tilliss, President and Chief Financial Officer and a director of the Issuer, are the managing members of the Sponsor with voting and investment discretion of the securities held by the Sponsor and accordingly may be deemed to have beneficial ownership of securities reported herein. Each of Mr. Kestenbaum and Mr. Tilliss disclaims any ownership of securities held by Sponsor reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

CUSIP No. G8372A 103

1	Names of Reporting Person. Steven Horowitz
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 165,000(1)
	8	Shared Voting Power (see Item 5 below) 5,750,000 (1)
	9	Sole Dispositive Power 165,000(1)
	10	Shared Dispositive Power (see Item 5 below) 11,250,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,415,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.7%
14	Type of Reporting Person IN

(1)	Includes (i) 165,000 Class A Ordinary Shares of the Issuer underlying units (each unit consisting of one Class A Ordinary Shares and one third of one warrant to purchase of one Class A Ordinary Share) distributed to Steven Horowitz by the Sponsor and were previously acquired by the Sponsor pursuant to a Unit Subscription Agreement by and between the Sponsor and the Issuer, (ii) 5,500,000 Class A Ordinary Shares of the Issuer agreed to acquired pursuant to a Subscription Agreement by and between the Sponsor and the Issuer dated January 25, 2022 and (iii) 5,750,000 Class B ordinary shares of the Issuer (“Class B Ordinary Shares”), which are automatically convertible into the Issuer’s Class A ordinary shares (“Class A Ordinary Shares” and together with the Class B Ordinary Shares, the “Ordinary Shares”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249392). Steven Horowitz is a member of the Sponsor and by virtue of his agreements and understandings with Messers. Kestenbaum and Tilliss may be deemed to be a member of a group and therefore may be deemed to have beneficial ownership of securities reported herein. Mr. Horowitz disclaims any ownership of securities held by the Sponsor reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

SCHEDULE 13D

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on January 8, 2022 (the “Schedule 13D”) and is filed on behalf of AKICV LLC, a Delaware limited liability company (the “Sponsor”), Alan Kestenbaum, Robert Tilliss and Steven Horowitz (the “Reporting Persons”). The Schedule 13D is supplemented to reflect (1) the distribution of 660,000 Class A Ordinary Shares of the Issuer by the Sponsor to Mr. Kestenbaum, the Robert Tilliss GST Exempt 2020 Trust and Mr. Horowitz and (2) the entrance of the Sponsor into a Subscription Agreement dated January 25, 2022 with the Issuer subscribing for the purchase of 5,500,000 Class A Ordinary Shares. Except as otherwise specified in this Amendment No. 1, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

This Amendment No. 1 amends and restates Item 2 of the Schedule 13D in its entirety as set forth below:

(a)	This statement is filed by:

(i)	the Sponsor;

(ii)	Alan Kestenbaum;

(iii)	Robert Tilliss; and

(iv)	Steven Horowitz.

All disclosures herein with respect to any Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is 9705 Collins Ave 1901N, Bal Harbour, FL 33154.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor in connection with the IPO (as defined below) and potential business combination. Alan Kestenbaum is the Chairman and Chief Executive Officer of the Issuer and Robert Tilliss is the President and Chief Financial Officer and a director of the Issuer. Steven Horowitz is a member of the Sponsor.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Alan Kestenbaum, Robert Tilliss and Steven Horowitz are citizens of the Unites States.

Item 3. Source and Amount of Funds or Other Consideration.

This Amendment No. 1 amends and restates Item 3 of the Schedule 13D in its entirety as set forth below:

The aggregate purchase price for the Ordinary Shares currently beneficially owned by the Reporting Persons is $61,625,000, composed of $6,600,000 paid for the 660,000 Class A Ordinary Shares of the Issuer underlying units, $25,000 paid for the 5,750,000 Class B Ordinary Shares and $55,000,000 payable for the 5,500,000 Class A Ordinary Shares subject to the Subscription Agreement. The source of these funds was the working capital of the Sponsor and individual contributions of the members of the Sponsor, including the funds of Alan Kestenbaum, Robert Tilliss, the Robert Tilliss GST Exempt 2020 Trust and Steven Horowitz.

Item 4. Purpose of the Transaction

This Amendment No. 1 amends and restates Item 4 of the Schedule 13D in its entirety as set forth below:

Original Issuance

Founder Securities Purchase Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on October 5, 2020, 5,750,000 Founder Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Purchase Agreement. The Purchase Agreement provided that up to 750,000 Founder Shares purchased by the Sponsor were subject to forfeiture to the extent that the underwriter of the IPO did not exercise its overallotment option in full. On January 8, 2021, in connection with the full exercise of the underwriters’ over-allotment option, no Found Shares are subject to forfeiture.

The description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on October 9, 2020 (and is incorporated by reference herein as Exhibit 10.1).

Unit Subscription Agreement between the Issuer and Sponsor

On January 8, 2021, simultaneously with the consummation of the IPO, the Sponsor purchased 660,000 Placement Units pursuant to the Subscription Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 11, 2021 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On January 5, 2021, in connection with the IPO, the Issuer and the Sponsor entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Sponsor agreed (A) to vote its Founder Shares, any Ordinary Shares underlying the Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Memorandum and Articles of Association that would modify the substance or timing of the Issuer’s obligation to redeem the public shares if the Issuer does not consummate a business combination within 24 months from the completion of the initial public offering or any other provisions relating to stockholders’ rights or pre-initial business combination activity, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer’s trust account set up in connection with the IPO (the “Trust Account”), (C) not to redeem any Founder Shares and any shares underlying the Placement Units into the right to receive cash from the Trust Account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Memorandum and Articles of Association relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and any Ordinary Shares underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Insider Letter), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on January 11, 2021 (and is incorporated by reference herein as Exhibit 10.3).

Disposition

On December 17, 2021, the Sponsor distributed all of its 660,000 Placement Units to Alan Kestenbaum, Robert Tilliss GST Exempt 2020 Trust, and Steven Horowitz for no payment. Mr. Kestenbaum received 330,000 Placement Units (and the underlying warrants of such Placement Units), Robert Tilliss GST Exempt 2020 Trust received 165,000 Placement Units (and the underlying warrants of such Placement Units) and Mr. Horowitz received 165,000 Placement Units (and the underlying warrants of such Placement Units).

Business Combination Agreement

On January 25, 2022, the Issuer entered into a business combination agreement (the “Business Combination Agreement”) with Prime Focus World N.V., a public limited liability company incorporated in the Netherlands (“Prime Focus World”), PF Overseas Limited, a limited liability company incorporated in Mauritius, Prime Focus 3D Cooperatief U.A., a Dutch cooperative association and AKICV LLC, a Delaware limited liability company (“Sponsor”).

The Business Combination Agreement Transactions

The Business Combination Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Business Combination Agreement, the “Business Combination”): (i) the Issuer and the stockholders of Prime Focus World (the “Prime Focus World Stockholders”) shall consummate the “Company Exchange,” pursuant to which the Issuer shall acquire from the Prime Focus World Stockholders, and the Prime Focus World Stockholders shall transfer, convey and deliver to the Issuer, all of the ordinary and preferred shares of Prime Focus World (the “Prime Focus World Shares”) issued and outstanding as of immediately prior to the Company Exchange, and each Prime Focus World Stockholder shall receive, in consideration for such transfer, conveyance and delivery of each Prime Focus World Share, a number of the Issuer’s Class A Ordinary Shares equal to such Prime Focus World Stockholder’s portion of the consideration to which such Prime Focus World Stockholder is entitled in accordance with the Business Combination Agreement and as set forth in the allocation statement to be delivered pursuant thereto (together, the “Company Exchange” and the time at which the Company Exchange actually occurs the, “Company Exchange Effective Time”) and (ii) effective as of the Company Exchange Effective Time, any outstanding options to purchase Prime Focus World Shares shall be exchanged for options to purchase the Issuer’s Class A Ordinary Shares.

The description of the Business Combination Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 2.1 to the Form 8-K filed by the Issuer with the SEC on January 25, 2022 (and is incorporated by reference herein as Exhibit 2.1).

Certain Related Agreements

A&R Registration Rights Agreement

The Business Combination Agreement contemplates that, at the closing of the Business Combination (the “Closing”), the Issuers and the holders set forth on Exhibit A thereto will enter into an Amended and Restated Registration Rights Agreement that will amend and restate the registration rights agreement dated January 5, 2021 among the Issuers and the other parties thereto (as so amended and restated, the “A&R Registration Rights Agreement”), pursuant to which the Issuers will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain of the Issuer’s Class A Ordinary Shares and other equity securities of the Issuer that are held by the parties thereto from time to time. Additionally, the A&R Registration Rights Agreement will (a) modify the up-to-one year lock-up previously set forth in the side letter dated January 5, 2021 between the Issuer and Sponsor to provide that 3,004375 Class A Ordinary Shares of the Issuer issuable upon the conversion of the Founder Shares (as defined in the A&R Registration Rights Agreement) shall be released at the Company Exchange Effective Time (as defined in the Business Combination Agreement) (b) provide for a lock-up of the Issuer’s Class A Ordinary shares issuable to certain principal Company Stockholders (as defined in the A&R Registration Rights Agreement) in the Company Exchange ending on the earlier of (i) six months from the closing date of the business combination, (ii) the first date that the closing price of the Issuer’s Class A Ordinary Shares equals or exceeds $12.00 per share for any 20 trading days within any 30-trading-day period commencing at least 90 days after the closing date of the business combination and (iii) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction, provided, that half of the shares issued to one principal Prime Focus World Stockholder will be released at the Company Exchange Effective Time and (c) provide for a lock-up of the Issuer’s Class A Ordinary Shares issuable to certain parties affiliated with Prime Focus World ending on the earlier of (i) with respect to 25% of the Issuer’s Class A Ordinary Shares held by such parties, six months from the closing date of the business combination, (ii) with respect to the remaining 75% of the Issuer’s Class A Ordinary Shares held by such parties, two years from the closing date of the business combination and (iii) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction. The A&R Registration Rights Agreement will amend, restate and supersede the Registration Rights Agreement dated January 5, 2021 among the Issuers and other parties thereto.

The description of the A&R Registration Rights Agreement is qualified in its entirety by reference to the full text of such form of agreement, a copy of which was filed by the Issuer as an exhibit to the Business Combination Agreement which was filed as Exhibit 2.1 to the Form 8-K filed by the Issuer with the SEC on January 25, 2022 (and is incorporated by reference herein as Exhibit 2.1).

Sponsor Support Agreement

On January 25, 2022, The Issuer, Prime Focus World and the Sponsor entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor agreed to (i) vote in favor of the Business Combination Agreement and the transactions contemplated thereby, (ii) retain and not redeem its holdings in the Issuer prior to the Closing, (iii) waive its anti-dilution rights, and (iv) deliver the A&R Registration Rights Agreement in connection with the Closing, but conditioned upon Closing, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

The description of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on January 25, 2022 (and is incorporated by reference herein as Exhibit 10.5).

Backstop Agreement

On January 25, 2022, the Issuer, Prime Focus World and Sponsor entered into the Backstop Agreement (the “Backstop Agreement”), pursuant to which, among other things, Sponsor has committed to utilize Sponsor’s reasonable commercial efforts to consummate the Common Equity Financing (as defined in the Business Combination Agreement) and committed to purchase the Issuer’s Class A Ordinary Shares in the Backstop Subscription (as defined in the Business Combination Agreement) at the Closing Stock Price (as defined in the Business Combination Agreement) solely for purposes of consummating the transactions contemplated hereby in an aggregate amount up to $350,000,000 less the commitments received from PIPE Investors, conditioned upon Closing on the terms and subject to the conditions set forth in the Backstop Agreement.

The description of the Backstop Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on January 25, 2022 (and is incorporated by reference herein as Exhibit 10.6).

Subscription Agreements

On January 25, 2022, concurrently with the execution of the Business Combination Agreement, the Issuer entered into subscription agreements (the “Subscription Agreements”) on substantially two forms, each filed herewith as Exhibit 10.6 and Exhibit 10.7, respectively, with certain institutional and private investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed at a purchase price of $10.00 per share and $168,000,000 million in the aggregate for 16,800,000 million shares of the Issuer’s Class A Ordinary Shares (the “PIPE Investment”). In addition the Issuer is continuing discussions with certain other potential private investors. The PIPE Investment will be consummated substantially concurrently with the Closing. The Sponsor has entered into a Subscription Agreement with the Issuer and has agreed to purchase 5,500,000 Class A Ordinary Shares pursuant thereto (the “Sponsor PIPE Subscription”).

The Subscription Agreements for the PIPE Investors provide for certain registration rights. In particular, the Issuer is required to file a re-sale registration statement no later than 30 calendar days following the Closing. Additionally, the Issuer is required to use its commercially reasonable efforts to have the registration statement declared effective as of the 90th calendar day following the Closing after the filing thereof, but no later than the earlier of (i) the 135th calendar day following the Closing if the SEC notifies the Issuer that it will “review” the registration statement and (ii) the 10th business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. The Issuer must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (i) the date that such PIPE Investor ceases to hold any Registrable Securities (as defined in the Subscription Agreements), (ii) the date all Registrable Securities held by such PIPE Investor may be sold without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), (iii) the date that all Registrable Securities held by such PIPE Investor may be sold pursuant to another exemption from registration and (iv) two years from the effective date of the registration statement.

The Subscription Agreements will terminate with no further force and effect upon the earliest to occur of: (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms, (ii) the mutual written agreement of the parties to such Subscription Agreement and Prime Focus World, and (iii) at PIPE Investor’s election, on the End Date, if the Closing has not occurred on or before such date.

The description of the Subscription Agreements are qualified in their entirety by reference to the full text of such agreements, copies of which were filed by the Issuer as Exhibits 10.3 and 10.4 to the Form 8-K filed by the Issuer with the SEC on January 25, 2022 (and is incorporated by reference herein as Exhibits 10.7 and 10.8).

Sponsor Operating Agreement

Sponsor is in the process of amending and restating its operating agreement. The parties acknowledge that Alan Kestenbaum is expected to provide $50 million and Robert Tilliss, through the Robert Tilliss GST Exempt 2020 Trust, and Steven Horowitz are each expected to provide $2.5 million to enable the Sponsor to complete the Sponsor PIPE Subscription, and accordingly, the members of the Sponsor who are entitled to the Founder Shares will agree that the value of the Founder Shares would be reallocated to Messrs. Kestenbaum and Horowitz and Robert Tilliss GST Exempt 2020 Trust, respectively, in proportion to their additional capital contributions to the Sponsor, to the extent that the closing price for the shares is below $10 per share three days after a resale registration statement for the shares is declared effective by the SEC.

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as described above.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

This Amendment No. 1 amends and restates Item 5 of the Schedule 13D in its entirety as set forth below:

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 46,210,000 Ordinary Shares, including 40,460,000 Class A Ordinary Shares and 5,750,000 Class B Ordinary Shares, outstanding as reported by the Issuer on January 25, 2022) are as follows:

AKICV LLC

a)		Amount beneficially owned: 11,250,000	Percentage: 24.4%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	5,750,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	11,250,000
	iv.	Shared power to dispose or to direct the disposition of:	0

Alan Kestenbaum
a)		Amount beneficially owned: 11,580,000	Percentage: 25.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	330,000
	ii.	Shared power to vote or to direct the vote:	5,750,000
	iii.	Sole power to dispose or to direct the disposition of:	330,000
	iv.	Shared power to dispose or to direct the disposition of:	11,250,000

Robert Tilliss
a)		Amount beneficially owned: 11,415,000	Percentage: 24.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	5,750,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	11,415,000

Steven Horowitz
a)		Amount beneficially owned: 11,415,000	Percentage: 24.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	165,000
	ii.	Shared power to vote or to direct the vote:	5,750,000
	iii.	Sole power to dispose or to direct the disposition of:	165,000
	iv.	Shared power to dispose or to direct the disposition of:	11,250,000

Alan Kestenbaum, the Issuer’s Chairman and Chief Executive Officer and Robert Tilliss, the Issuer’s President, Chief Financial Officer and a director are the managing members of the Sponsor and have voting and investment discretion with respect to the Ordinary Shares held by the Sponsor. As such, they may be deemed to have beneficial ownership of the Ordinary Shares held directly by the Sponsor. Additionally, 165,000 shares are held by the Robert Tilliss GST Exempt 2020 Trust which Robert Tilliss has a power of substitution enabling him to withdraw the shares from the trust and as such is deemed to have a shared beneficial interest in the shares. Steven Horowitz is a member of the Sponsor and by virtue of his agreements, and understandings with Messers. Kestenbaum and Tilliss may be deemed to be a member of a group and therefore may be deemed to have beneficial ownership of securities reported herein . Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. Each of the Issuer’s officers and directors is, directly or indirectly, a member of the Sponsor.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment No. 1 amends and restates Item 6 of the Schedule 13D in its entirety as set forth below:

Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 2.1†	Business Combination Agreement, dated as of January 25, 2022 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 25, 2022).

Exhibit 10.1	Securities Subscription Agreement, dated as of October 5, 2020, by and between the Issuer and AKICV LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on October 9, 2020).

Exhibit 10.2	Unit Subscription Agreement, dated as of January 5, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 11, 2021).

Exhibit 10.3	Insider Letter, dated as of January 5, 2021, by and between the Issuer, the Sponsor and officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 11, 2021).

Exhibit 10.4	Registration Rights Agreement, dated as of January 5, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 11, 2021).

Exhibit 10.5	Sponsor Support Agreement, dated as of January 25, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 25, 2022).

Exhibit 10.6†	Backstop Agreement, dated as of January 25 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 25, 2022).

Exhibit 10.7	Form of Subscription Agreement (Institutional Investors) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 25, 2022).

Exhibit 10.8	Form of Subscription Agreement (Private Investors) (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 25, 2022).

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons.

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Issuer agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2022	AKICV LLC

	By:	/s/ Alan Kestenbaum
		Name:	Alan Kestenbaum
		Title:	Managing Member

Date: February 3, 2022		/s/ Alan Kestenbaum
Alan Kestenbaum

Date: February 3, 2022		/s/ Robert Tilliss
Robert Tilliss

Date: February 3, 2022		/s/ Steven Horowitz
Steven Horowitz